

September 18, 2013

Via E-mail
Mr. Howard B. Schiller
Executive Vice President and Chief Financial Officer
Valeant Pharmaceuticals International, Inc.
4787 Levy Street
Montreal, Quebec
CANADA, H4R 2P9

Re: **Valeant Pharmaceuticals International, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the Quarterly Period Ended June 30 2013
              Filed August 7, 2013
              File No. 001-14956

Dear Mr. Schiller:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosures.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements
Note 21: Income Taxes, page F-72

1. The amounts of the benefits reflected in your rate reconciliation table presented on page F-73 for foreign tax rate differences for 2012 and 2011 exceed, and in the case of 2011 greatly exceed, your foreign pretax income or loss for those years. Please provide us proposed revised disclosure to be included in future periodic reports that explains why your foreign tax benefits resulting for rate differentials exceed your foreign pretax operating results.

Note 26: Segment Information, page F-84

2. Please provide us proposed disclosure to be included in future periodic reports that provides your revenue by each separate product or group of similar products as required by ASC 280-10-50-40.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition, page 6

3. You disclose that you changed the revenue recognition procedure for several brands acquired in your business combination with Medicis to now recognize this revenue upon shipment to your distributor instead of when this distributor ships products to physicians. Please provide us your analysis supporting this change in revenue recognition. In your response, please tell us why management of Medicis delayed recognition and what has changed, including what additional information you have, to permit you to recognize revenue for these products earlier than under Medicis' policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant